EXHIBIT 99.3

                        LAKELAND FINANCIAL CORPORATION

Dear Stockholder:

         We are pleased to offer you a Dividend Reinvestment and Stock Purchase Plan, as more fully described in the enclosed prospectus. This plan provides you with the opportunity to purchase additional shares of the Company's common stock by reinvesting your cash dividends, and to purchase additional shares of common stock in amounts up to $5,000 per quarter. The plan, administered by our wholly-owned subsidiary, Lake City Bank offers a convenient, automatic way to increase your investment in the Company and put your dividends to work promptly in additional shares of stock. Participation is entirely voluntary, and you may join or terminate your participation at any time.

         The accompanying prospectus describes the plan and answers some of the more frequently asked questions. Please read it carefully. If you wish to begin taking advantage of the opportunities offered by the plan, please complete the enclosed Shareholder Authorization Card and return it in the pre-addressed, postage-paid envelope provided. If you do not wish to participate, no action is necessary.

         Thank you for your time and continued support.

                                                         Sincerely,


                                                         /s/Michael L, Kubacki
                                                         Michael L. Kubacki
                                                         President